SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

ChinaEdu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

16945L107(**)

(CUSIP Number)

Shawn Ding

4th Floor-A, GeHua Building

No.1 QinglongHutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

(86 10) 8418 6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 16945L107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Shawn Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -12,904,124- (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -12,904,124- (See Items 2, 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,904,124- (See Items 2, 3, 4 and 5 )*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Includes 75,210 Ordinary Shares (as defined below) held by Shawn Ding, 815,160 Ordinary Shares held through Moral Known Industrial Limited, and 2,260,280 Ordinary Shares held through Moral Known Industrial Limited issuable to Shawn Ding underlying stock options and restricted stock units exercisable within 60 days of the date hereof. As further described in Items 2 and 4, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**

The calculation is based on 24,975,542 Ordinary Shares issued and outstanding on the date hereof and 4,565,160 Ordinary Shares subject to options and restricted units held by the Founder Parties and Existing Shareholders that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

CUSIP No. 16945L107	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Moral Known Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -12,904,124- (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -12,904,124- (See Items 2, 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -12,904,124- (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.7% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*

As further described in Items 2, 3, 4, and 5, a Reporting Person (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by other Reporting Persons (as defined below).

**

 The calculation is based on 24,975,542 Ordinary Shares, issued and outstanding on the date hereof and 4,565,160 Ordinary Shares subject to options and restricted units held by the Founder Parties and Existing Shareholders that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person. The numbers used for purposes of this calculation are contained in the Issuer’s current books and records.

CUSIP No. 16945L107	13D	Page 4 of 7 Pages

This Amendment No.1 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed on July 1, 2013 (the “Original Schedule 13D” and, as amended and restated by this Amendment, this “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share, of the Issuer (the “Ordinary Shares”). The principal executive offices of the Issuer are located at 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, the People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Shawn Ding, and (b) Moral Known Industrial Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”).

Mr. Shawn Ding is the chief executive officer and a director of the Issuer. Mr. Ding is a citizen of the United States. His principal occupation is as an officer and a director of the Issuer. Mr. Ding’s business address is 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China.

Moral Known Industrial Limited (“Moral Known”) is a company incorporated under the laws of the British Virgin Islands. Moral Known is an investment holding company wholly owned by Mr. Ding. Moral Known’s principal business address, which also serves as its principal office, is c/o 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China. Mr. Ding is the sole director and officer of Moral Known.

As further described in Item 4 below, Mr. Ding, Ms. Julia Huang, Moral Known Industrial Limited, and South Lead Technology Limited (collectively, the “Founder Parties”) have entered into a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), with existing shareholders of the Issuer as set forth therein(collectively, the “Existing Shareholders”), which hold 7,025,594 Ordinary Shares of the Issuer and 236,000 Ordinary Shares underlying stock options exercisable within 60 days of the date hereof in the aggregate (the “Shares Held by Existing Shareholders”). Ms. Huang directly owns 423,000 Ordinary Shares of the Issuer and indirectly owns 2,093,780 Ordinary Shares underlying stock options and restricted stock units exercisable within 60 days of the date hereof (the “Shares Held by Ms. Huang”), as reported on a Schedule 13D filed by Ms. Huang and her investment vehicle with the SEC on August 20, 2013 (the “Ms. Huang’s Schedule 13D”).As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang and the Existing Shareholders and (b) beneficially own the 9,778,374 Ordinary Shares of the Issuer beneficially owned by Ms. Huang and the Existing Shareholders.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by Ms. Huang and the Existing Shareholders or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders or any other person or is a member of a group with the Ms. Huang, the Existing Shareholders or any other person. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

CUSIP No. 16945L107	13D	Page 5 of 7 Pages

(d)-(e)

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The description of the Consortium Agreement set forth above in this Item 2 does not purport to be complete and is qualified in its entirety by reference to the full text of the Consortium Agreement, which has been filed as Exhibit 3 and is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3. The Reporting Persons may be deemed to beneficially own the Shares Held by Ms. Huang and the Shares Held by Existing Shareholders based on the Consortium Agreement. No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction

Under the Consortium Agreement, the Founder Parties and the Existing Shareholders have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the Founder Parties and the Existing Shareholders have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American depositary shares (“ADS,” each ADS representing 3 Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares of the Issuer. Further, the Founder Parties and the Existing Shareholders have agreed to incorporate a holding company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction; contribute all remaining Ordinary Shares of Issuer and all outstanding restricted share units and share options held by each party to Holdco; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, support the Proposal or govern the relationship of the shareholders of Holdco following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer to be implemented at or following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction.

On June 20, 2013, Mr. Ding and Ms. Huang submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition (the “Acquisition”) of all of the outstanding Ordinary Shares and ADSs of the Issuer, in both cases, that are not beneficially owned by them for cash consideration equal to US$7.00 per ADS, or US$2.33 per Ordinary Share, to be funded by debt and/or equity capital. Mr. Ding and Ms. Huang have proposed to conduct customary due diligence and indicated that they are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition.

None of the Issuer, any of the Reporting Persons, Ms. Huang or any of the Existing Shareholders is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

CUSIP No. 16945L107	13D	Page 6 of 7 Pages

The description of the Proposal and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in its entirety by reference to the full text of the Proposal and the Consortium Agreement, which have been filed as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 24,975,542 Ordinary Shares issued and outstanding on the date hereof and 4,565,160 Ordinary Shares subject to options and restricted stock units held by the Founders Parties and the Existing Shareholders that are deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 12,904,124 Ordinary Shares, which constitutes approximately 43.7% of the total outstanding Ordinary Shares, including 75,210 Ordinary Shares held by Mr. Ding, 815,160 Ordinary Shares held through Moral Known by Mr. Ding, and 2,260,280 Ordinary Shares held through Moral Known issuable to Mr. Ding underlying stock options and restricted share units exercisable within 60 days of the date hereof. Mr. Ding is the sole director of Moral Known and holds 100% of its total outstanding shares. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Ding may be deemed to beneficially own all of the Ordinary Shares held by Moral Known.

(c) During the last sixty days, Shawn Ding purchased 25,070 ADSs at $6.0 per ADS, representing 75,210 Ordinary Shares, on June 21, 2013, through open market transactions with respect to all the purchases]. Except as disclosed herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Shawn Ding and Moral Known Industrial Limited.

2.	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation.

3.	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders.

CUSIP No. 16945L107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2013

Shawn Ding	/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited	/s/ Shawn Ding
Name: Shawn Ding
Title: Director

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by Shawn Ding and Moral Known Industrial Limited.

Exhibit 2	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation(Incorporated herein by reference to Exhibit 2 to Schedule 13D filed on July 1, 2013).

Exhibit 3	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders.